March 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Attn:	Ms. Eileen Smiley

Re:	Tortoise Capital Series Trust (the “Registrant”)
Registration Statement on Form N-14 (TNGY)
File No. 333-285068

To the Commission:

On behalf of the Registrant, this letter is in response to the comments provided telephonically by the staff of the U.S. Securities and Exchange Commission (the “Commission”) to Vedder Price P.C. on March 14, 2025 with respect to the Registrant’s Registration Statement on Form N-14 filed on February 19, 2025 (the “Registration Statement”) relating to the issuance of shares of beneficial interest of Tortoise Energy Fund (the “Acquiring Fund”), a series of the Registrant, in connection with the proposed Reorganization of Tortoise Energy Infrastructure and Income Fund, a series of Managed Portfolio Series (the “Target Trust”), into the Acquiring Fund. Any capitalized terms used but not defined herein have the same meanings as given to them in the Registration Statement. Set forth below are the staff’s comments and the Registrant’s responses, which will be reflected in a definitive filing pursuant to Rule 497. Registrant confirms that all missing information will be completed in the Rule 497 filing.

Disclosure Comments

1.	Comment: In the shareholder letter, please state whether approval of the Board of the Target Trust was unanimous.

Response: Registrant has made the requested change.

2.	Comment: In the description of the proposal in the shareholder letter and the Q&A, please specify that the Target Fund is structured as a mutual fund and the Acquiring Fund is structured as an ETF.

Response: Registrant has revised the description of the proposal to refer to the mutual fund and ETF structure of the Funds.

3.	Comment: In the Q&A in response to the question “Why is the Reorganization being proposed?”, with respect to the discussion of Non-Qualifying Accounts, please disclose what a non-qualifying account is and explain the consequences of not opening a proper account.

Response: Registrant has added cross references to the definition of Non-Qualifying Account and to the more detailed discussion of Non-Qualifying Accounts at p. iv.

March 21, 2025

4.	Comment: In the Q&A in response to the question “How do the Funds’ objectives and principal investment strategies compare?”, please disclose the increased risk of the Acquiring Fund’s non-diversification status.

Response: Registrant notes that the disclosure currently states “the Acquiring Fund … will be non-diversified, which means that it will generally invest a greater portion of its assets in securities of one or more issuers and will invest overall in a smaller number of issuers than a diversified fund (emphasis added).”

5.	Comment: In the Q&A in response to the question “Why is the Reorganization being proposed?” and with respect to similar language in the Joint Proxy Statement, please specify whether the Board of the Target Trust concurred with the Adviser’s recommendation or add a cross reference to the section captioned “Board Considerations of the Reorganization.”

Response: The Registrant has added a cross reference to the “Board Considerations of the Reorganization” section of the Proxy Statement/Prospectus.

6.	Comment: In the Q&A in response to the question “Why is the Reorganization being proposed?”, (i) please disclose the risk of the broader risk mandate or refer to the risk section, and (ii) in the last bullet point, please disclose the tax consequence to shareholders with Non-Qualifying Accounts who do not open an account that permits investment in ETFs. Please make a corresponding change to parallel language in the Proxy Statement/Prospectus. Please also disclose in one central place the consequences of not opening an account that permits investments in ETFs.

Response: The Registrant has added a cross reference to the risk section. The Registrant has revised the parenthetical in this response and in parallel text in the Proxy Statement/Prospectus to read as follows:

The Target Fund will receive an opinion of legal counsel that the Reorganization is not a taxable event for the Target Fund or Target Fund shareholders that receive Acquiring Fund shares (although Target Fund shareholders who receive cash for their shares or for fractional shares, including shareholders whose Non-Qualifying Accounts (as defined below) are liquidated, may incur certain tax liabilities).

Registrant believes that the response to the question titled “What will happen if I hold my Target Fund shares in a Non-Qualifying Account?” provides a centralized and detailed description of the actions that shareholders who hold their shares through Non-Qualifying Accounts should consider and the consequences of not acting. Registrant has enhanced the disclosure in that section in response to staff comments (See response to Comment No. 10).

7.	Comment: In the Q&A in response to the question “How will the Reorganization impact ongoing fees and expenses?”, please discuss the additional fees shareholders may incur in the ETF structure such as brokerage commissions in proximity to the benefits discussion.

Response: Registrant has revised the question to read “How will the Reorganization impact ongoing Fund fees and expenses?” (emphasis added). Registrant notes shareholder-level fees and expenses are presented in the Fee and Expense Table.

March 21, 2025

8.	Comment: In the Q&A in response to the question “What operational changes will result from the Reorganization?”, please discuss the potential tax consequences of not acting with respect to a Non-Qualifying Account.

Response: The consequences of not acting with respect to a Non-Qualifying Account are dependent on the type of account and are discussed in detail under the question dedicated to that topic. Registrant has added a cross reference to the page number of the subsequent Q&A and has noted that a liquidation of the account may be a taxable transaction.

9.	Comment: In the Q&A in response to the question “What are some key differences between a mutual fund and an ETF?” and on p. 6 in the chart captioned “Comparison of Mutual Funds and ETFs,” please discuss the negative consequences of purchasing ETFs such as commission and other charges.

Response: The response to the referenced question includes the disclosure requested by the staff. Registrant draws the staff’s attention to the disclosure in the third bullet point of the response to the referenced question, which discloses that ETF transactions are subject to commissions or other charges, that market prices include a dealer spread and that shares may trade at a premium or a discount to net asst value. Both sections also cross reference the section captioned “ETF-Related Risks.”

10.	Comment: In the Q&A in the response to the question “What will happen if I hold my Target Fund shares in a Non-Qualifying Account?”: (i) please consider placing the language regarding the tax impact of taking no action in bold, (ii) please add a deadline for taking action, and (iii) please provide additional information on different investment options that shares may be transferred to.

Response: Registrant has bolded the sentence regarding the potential tax impact of a liquidation of a Non-Qualifying Account. Transfers to different investment options are governed by a shareholder’s plan documents, which may vary by the intermediary and are not available to Registrant. Registrant has disclosed that transfers to other investment options are governed by the relevant plan documents. Direct shareholders of the Fund will receive separate correspondence on any applicable deadlines by which to act.

11.	Comment: In the Q&A and elsewhere in the Joint Proxy Statement/Prospectus, please use a consistent defined term for the US Bank entities. In connection with the discussion of the costs of the Reorganization, please describe US Bank’s role with respect to the Target Fund and Acquiring Funds.

Response: The Registrant has defined the term U.S. Bank and has added the following disclosure with respect to the services that U.S. Bank provides to the Target Funds and will provide to the Acquiring Fund:

U.S. Bank serves as custodian, transfer agent and fund administrator for the Target Fund and will serve in the same capacities for the Acquiring Fund.

12.	Comment: In the Q&A in response to the question regarding repositioning, please clarify whether the Acquiring Fund will reposition the portfolio after the Reorganization in light of its broader investment mandate.

Response: Registrant has clarified that no repositioning is expected in connection with the Reorganization.

March 21, 2025

13.	Comment: In the Q&A in response to the question “How will my shares be voted if I return the accompanying proxy card?” disclose how to revoke a proxy or add a reference to discussion in the Proxy Statement.

Response: Registrant has added a cross reference to the relevant section in the Joint Proxy Statement/Prospectus.

14.	Comment: In the Q&A in the response to the question “What will happen if the required shareholder approval is not obtained?”, consider adding a discussion of the quorum requirements and voting requirements, particularly if high.

Response: The Registrant does not believe its quorum or voting requirements are either high or unusual. Given the length of the Q&A, Registrant respectfully declines to make the requested change.

15.	Comment: On p. ii of Proxy Statement/Prospectus, in the bullet point at the beginning of the page, please disclose the tax consequences of liquidating a Non-Qualifying Account.

Response: Registrant has disclosed that receiving a cash distribution may be a taxable event (emphasis added).

16.	Comment: On p. 3 of the Proxy Statement/Prospectus in the section captioned “Reasons for the Reorganization,” please consider adding whether the Board considered the differences in investment policies of the Target Fund and Acquiring Fund in the fifth bullet point. Please also disclose whether the Board concurred with the Adviser’s recommendations or add a cross reference to the Board considerations.

Response: Registrant has added a cross reference to the Board considerations which discusses the Board’s acknowledgement of the similarities between the Target Fund’s and the Acquiring Fund’s investment policies and its approval of the Reorganization based on the Adviser’s representations.

17.	Comment: In the section of the Proxy Statement/Prospectus captioned “Comparison of Principal Investment Strategies,” please revise the Comparison of Investment Strategy section to clarify the Fund’s concentration policy and define the economic nexus test that the Fund will use to define energy companies.

Response: Registrant has clarified the concentration policy (see response to Comment No. 21). The economic nexus test is set forth in the comparison chart on p. 16 of the Proxy Statement/Prospectus.

18.	Comment: In the section of the Proxy Statement/Prospectus captioned “Comparison of Investment Limitations” on p. 18, consider bolding the sentence stating that the investment limitations are identical.

Response: Registrant has made the requested change.

19.	Comment: In the section of the Proxy Statement/Prospectus captioned “Risk Factors” on p. 8 and “Comparison of Investment Risks” on p. 19 please disclose that the Acquiring Fund may invest to a greater extent in high-yield securities, if true. Please also explain non-diversification risk.

Response: Registrant has revised the language to state that the Acquiring Fund may invest to a greater extent in debt securities which may include high-yield securities and that non-diversification means the Acquiring Fund may invest to a greater degree in a smaller number of issuers.

20.	Comment: In the section of the Proxy Statement/Prospectus captioned “Risk Factors,” consider bolding the language in parentheses.

Response: Registrant believes that the Proxy Statement/Prospectus fully complies with form requirements to summarize the differences in risks. Please refer to the bullet point comparison at p. 8 and the side-by-side comparison chart at p. 9.

March 21, 2025

21.	Comment: On p. 19 of the Proxy Statement/Prospectus in the section captioned “Comparison of Investment Limitations”, please revise the concentration policy of the Fund to clarify the industries in which it concentrates (versus sectors).

Response: Registrant has revised the concentration policy in the Proxy Statement/Prospectus and SAI to state that the Fund concentrates in the group of industries comprising the energy sector.

22.	Comment: In the Fee and Expense Table for the Fund, please (i) bold the sentence regarding the payment of brokerage commissions, (ii) please use zeros instead of dashes, and (iii) add a footnote regarding the unitary fee.

Response: Registrant has made the requested changes.

23.	Comment: In the section captioned “Dividends and Distributions” on p. 20, please add contact information to change a distribution option.

Response: Registrant refers the staff to fourth paragraph of the referenced section which provides telephone contact information. Registrant has added a physical mailing address.

24.	Comment: On p. 18 with respect to the section captioned “Comparison of Investment Limitations,” consider bolding the statement that the Target Fund and Acquiring Fund policies are identical.

Response: The Registrant has made the requested change.

25.	Comment: On p. 20 with respect to the section captioned “Board Considerations of the Reorganization,” please disclose whether the Board considered whether shareholders hold shares through Non-Qualifying Accounts.

Response: Registrant has revised paragraph three of the referenced section to acknowledge the Board’s consideration of the effect on Target Fund shareholders who hold shares through Non-Qualifying Accounts.

26.	Comment: On p. 25 in the section captioned “Additional Information About the Target Fund and the Acquiring Fund,” please narratively compare any material differences in shareholder rights due to differences in the governing documents (e.g., forum selection provisions). Please confirm supplementally to the staff that all material changes in shareholder rights have been disclosed.

Response: The Registrant draws the staff’s attention to the disclosure in the second and third paragraphs of the section captioned “General Comparison of the Target Fund and Acquiring Fund,” which discusses differences in voting rights, similarities in rights upon dissolution, differences in the ability to bring derivative actions and differences in forum selection provisions. Registrant has added a sub-heading titled “Comparison of Shareholder Rights” to highlight this section.

27.	Comment: Please revise the form of Proxy Card to comply with the provisions of Rule 14a-4 under the Securities Exchange Act of 1934.

Response: The Registrant confirms that the final Proxy Card complies with the provisions of Rule 14a-4.

March 21, 2025

Accounting Comments

28.	Comment: In the Q&A and Proxy Statement at p. 2, there appears to be conflicting disclosure with respect to repositioning.

Response: The Registrant has clarified the tax-related disclosure in the Q&A and on p. 2 to state that while repositioning is not currently anticipated, gains and losses will be recognized to the extent of any portfolio sales.

29.	Comment: With respect to the discussion of the tax treatment of the Reorganization in the Q&A, please capitalize the term Qualifying Account.

Response: The Registrant has revised the disclosure in response to the staff’s comment.

30.	Comment: If material, please revise the disclosure to present the dollar amount of capital loss carry-forwards of each Target Fund and any potential limits because of the reorganization.

Response: The Registrant has added the requested disclosure.

31.	Comment: With reference to the Fund Performance section of the Proxy Statement/Prospectus, please disclose class of the Target Fund that will be carried forward for performance purposes.

Response: Registrant confirms that the performance of the Institutional Class will be carried forward for performance purposes and has disclosed the surviving class for performance purposes.

Very truly yours,

/s/ Deborah Bielicke Eades
Deborah Bielicke Eades
Shareholder

cc:	Jacob C. Tiedt, Shareholder, Vedder Price P.C.